EXHIBIT 99.(d)(x)

MANAGEMENT FEE WAIVER AND EXPENSE REIMBURSEMENT AGREEMENT

This Management Fee Waiver and Expense Reimbursement Agreement (this “Agreement”) is made and entered into as of this 1st day of March, 2008 between Lord, Abbett & Co. LLC (“Lord Abbett”) and Lord Abbett Securities Trust (“Securities Trust”) with respect to its Alpha Strategy Fund (the “Fund”).

In consideration of good and valuable consideration, receipt of which is hereby acknowledged, it is agreed as follows:

1.                                       Lord Abbett agrees to waive its management fee payable under the Management Agreement between Lord Abbett and Securities Trust with respect to the Fund for the period set forth in paragraph 3 below.

2.                                       In addition, Lord Abbett agrees to bear directly and/or reimburse the Fund for expenses if and to the extent that Total Operating Expenses exceed or would otherwise exceed a particular annual rate of the average daily net assets of the Fund’s Class A, B, C, F, I, P, R2, and R3 shares, as relevant, for the time period set forth in paragraph 3 below.  The applicable rates for the Fund are shown below:

Class A	Class B	Class C	Class F	Class I	Class P	Class R2	Class R3
1.60%	2.25%	2.25%	1.35%	1.25%	1.70%	1.85%	1.75%

3.                                       Lord Abbett’s commitment described in paragraphs 1, 2, and 3 will be effective from March 1, 2008 through February 28, 2009.

IN WITNESS WHEREOF, Lord Abbett and Securities Trust have caused this Agreement to be executed by a duly authorized member and officer, respectively.

LORD ABBETT SECURITIES TRUST

By:	/s/ Thomas R. Phillips
Thomas R. Phillips
Vice President and Assistant Secretary

LORD, ABBETT & CO. LLC

By:	/s/ Lawrence H. Kaplan
Lawrence H. Kaplan
Member and General Counsel